Exhibit 77(i)

Terms of New or Amended Securities

At the November 12, 2009 Board Meeting, the Board of Trustees of ING Investors Trust approved the establishment of Adviser Class shares on behalf of ING Van Kampen Global Tactical Asset Allocation Portfolio.